UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2014

Commission File Number: 001-35866

KNOT OFFSHORE PARTNERS LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

United Kingdom

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒.

KNOT OFFSHORE PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2014

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Operations

For the Three Months Ended March 31, 2014 and 2013

(In US $ thousands, except per unit amounts)

	Three Months Ended March 31,
	2014	2013
Time charter and bareboat revenues	21,766	13,212
Loss of hire insurance recoveries	—	250
Other income	8	—
Total revenues (note 4, 5 and 10)	21,774	13,462
Operating expenses: (note 10)
Vessel operating expenses	4,597	2,780
Depreciation and amortization	6,780	5,340
General and administrative expenses	1,043	2,130

Total operating expenses	12,420	10,250

Operating income	9,354	3,212

Finance income (expense) (note 10):
Interest income	1	6
Interest expense	(2,713)	(2,760)
Other finance expense	(221)	(1,156)
Realized and unrealized gain on derivative instruments (note 6)	46	347
Net gain (loss) on foreign currency transactions	(24)	127

Total finance expense	(2,911)	(3,436)

Income (loss) before income taxes	6,443	(224)
Income tax benefit (expense) (note 9)	(19)	(2,942)

Net income (loss)	6,424	(3,166)

General Partner’s interest in net income (loss)	128	—
Limited Partner’s interest in net income (loss)	6,296	—

Earnings per unit (note 12):
Common unit (basic and diluted)	0.367	—
Subordinated unit (basic and diluted)	0.368	—
General Partner unit (basic and diluted)	0.367	—

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Comprehensive Income (Loss)

For the Three Months Ended March 31, 2014 and 2013

(In US $ thousands)

	Three Months Ended March 31,
	2014	2013
Net income (loss)	6,424	(3,166)
Other comprehensive income, net of tax	—	—

Comprehensive income (loss)	6,424	(3,166)

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Balance Sheets

As of March 31, 2014 and December 31, 2013

(In US $ thousands)

	March 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents (note 7)	25,338	28,836
Restricted cash (note 7)	1,456	458
Trade accounts receivable, less allowance for doubtful accounts of $0 in March 31, 2014 and $0 in December 31, 2013	—	—
Amounts due from related parties (note 10)	191	77
Inventories	658	578
Derivative assets (note 6 and 7)	—	248
Other current assets	2,163	1,814

Total current assets	29,806	32,011

Long-term assets:
Vesels and equipment:
Vessels	692,847	692,926
Less accumulated depreciation and amortization	(81,921)	(75,141)

Net property, plant, and equipment	610,926	617,785

Goodwill	5,750	5,750
Deferred debt issuance cost	1,731	2,010
Derivative assets (note 6 and 7)	3,641	2,617

Total assets	651,854	660,173

Liabilities and Partners’ Capital/Owner’s Equity
Current liabilities:
Trade accounts payable	936	1,107
Accrued expenses	2,705	2,642
Current installments of long-term debt (note 7 and 8)	29,494	29,269
Derivative liabilities (note 6 and 7)	2,800	2,124
Income taxes payable (note 9)	771	743
Contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	4,413	4,471
Amounts due to related parties (note 10)	93	163

Total current liabilities	42,730	42,037

Long-term liabilities:
Long-term debt, excluding current installments (note 7 and 8)	302,737	310,359
Derivative liabilities (note 6 and 7)	—	—
Contract liabilities	12,414	12,793
Deferred tax liabilities (note 9)	2,166	2,141
Long term debt from related parties	10,612	10,349
Other long-term liabilities	460	567

Total liabilities	371,119	378,246

Commitments and contingencies (note 11)
Equity:
Partners’ capital:
Common unitholders	168,189	168,773
Subordinated unitholders	107,273	107,857
General partner interest	5,273	5,297

Total Partners’ capital	280,735	281,927

Total liabilities and equity	651,854	660,173

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital /

Owner’s Equity for the Three Months Ended March 31, 2014 and 2013

(In US $ thousands)

	Owner’s Invested Equity	Partners’ Capital			Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital/Owner’s Equity
		Common Units	Subordinated Units	General Partner
Combined carve-out balance at December 31, 2012	97,194	—	—	—	—	97,194
Combined carve-out net loss	(3,166)	—	—	—	—	(3,166)
Other comprehensive income	—	—	—	—	—	—
Movement in invested equity	19,341	—	—	—	—	19,341

Combined carve-out balance at March 31, 2013	113,369	—	—	—	—	113,369

	Owner’s Invested Equity	Partners’ Capital			Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital/Owner’s Equity
		Common Units	Subordinated Units	General Partner
Combined carve-out balance at December 31, 2012	97,194	—	—	—	—	97,194
Combined carve-out net loss (Jan 1 to April 15, 2013)	(3,538)	—	—	—	—	(3,538)
Movement in invested equity	10,882	—	—	—	—	10,882
Combined carve-out balance at April 15, 2013	104,538	—	—	—	—	104,538
Elimination of equity not transferred to the Partnership (Note 2)	27,792	—	—	—	—	27,792
Allocation of Partnership capital to unitholders	(132,330)	—	127,141	5,189	—	—
Proceeds from IPO net of underwriters discount (Note 3)	—	168,313	—	—	—	168,313
Cash distribution to KNOT	—	—	(21,954)	—	—	(21,954)
Offering cost (Note 3)	—	(2,201)	—	—	—	(2,201)
Post initial public offering net income	—	9,106	9,125	371	—	18,602
Other comprehensive income	—	—	—	—	—	—
Cash distributions	—	(6,445)	(6,455)	(263)	—	(13,163)
Consolidated balance at December 31, 2013	—	168,773	107,857	5,297	—	281,927
Net income	—	3,143	3,153	128	—	6,424
Other comprehensive income	—	—	—	—	—	—
Cash distributions (1)	—	(3,727)	(3,737)	(152)		(7,616)
Consolidated balance at March 31, 2014	—	168,189	107,273	5,273	—	280,735

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

(1)	This includes cash distributions to holders of the incentive distribution rights (“IDRs”) for the three months ended March 31, 2014 of $0.01 million.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Cash Flows

For the Three Months Ended March 31, 2014 and 2013

(In US $ thousands)

	Three Months Ended March 31,
	2014	2013
Cash flows provided by operating activities:
Net income (loss)	6,424	(3,166)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	6,780	5,340
Amortization of contract intangibles / liabilities	(379)	(379)
Amortization of deferred debt issuance cost	279	246
Income tax expense	19	2,942
Unrealized gain on derivative instruments	(99)	(1,462)
Unrealized loss (gain) on foreign currency transactions	44	(620)
Other items	(74)	(107)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	—	99
Decrease (increase) in inventories	(80)	51
Decrease (increase) in other current assets	(349)	1,268
Decrease (increase) in amounts due from related parties	(114)	(1,837)
Increase (decrease) in trade accounts payable	(171)	3
Increase (decrease) in payable to related parties	(70)	7,261
Increase (decrease) in accrued expenses	63	(157)
Increase (decrease) prepaid revenue	(58)	(3,573)

Net cash provided by operating activities	12,215	5,909

Cash flows from investing activities:
Additions to vessel and equipment	80	—

Net cash used in investing activities	80	—

Cash flows from financing activities:
Accumulated interest expense on long term debt from related parties	263	—
Repayment of long-term debt	(7,397)	(7,342)
Payments of debt issuance cost	—	(56)
Payables to related parties	—	(14,594)
Contributions from / distribution to owner, net	—	19,341
Cash distribution	(7,616)	—
Change in restricted cash	(998)	(3,914)

Net cash provided by (used in) financing activities	(15,748)	(6,565)

Effect of exchange rate changes on cash	(45)	(5)

Net (decrease) in cash and cash equivalents	(3,498)	(661)
Cash and cash equivalents at beginning of period	28,836	1,287

Cash and cash equivalents at end of period	25,338	626

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

1)	Description of Business

KNOT Offshore Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Republic of the Marshall Islands and is majority-owned by Knutsen NYK Offshore Tankers AS (“KNOT”). The Partnership was formed for the purpose of acquiring 100% ownership interests in four shuttle tankers in connection with the Partnership’s initial public offering of its common units (the “IPO”), which was completed on April 15, 2013.

The Partnership was established prior to the closing of the IPO. In connection with the consummation of the IPO, through KNOT Offshore Partners UK LLC (“KNOT UK”), a 100% owned limited liability company formed under the laws of the Marshall Islands, the Partnership acquired a 100% ownership interest in KNOT Shuttle Tankers AS, a wholly owned subsidiary of KNOT, which as of February 27, 2013 directly or indirectly owned (1) 100% of Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen, (2) 100% of Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. In establishing the new KNOT Shuttle Tankers AS structure, KNOT formed three new Norwegian subsidiaries, which acquired 90% of Knutsen Shuttle Tankers XII KS, 100% of the Windsor Knutsen and 100% of the Bodil Knutsen, respectively.

In connection with the consummation of the IPO, (1) the Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the incentive distribution rights (“IDRs”); (2) KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT and the general partner of the Partnership (the “General Partner”), continued its 2.0% general partner interest in the Partnership; and (3) the Partnership issued and sold to the public, through the underwriters, 8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units), representing a 49.0% limited partner interest in the Partnership. The Partnership received gross proceeds before underwriting discounts, the structuring fee and estimated offering expenses of approximately $179.9 million in connection with the IPO, all as further described in Note 3—Formation Transactions and Initial Public Offering.

For periods prior to April 15, 2013 (the closing of the IPO), the Partnership and its subsidiaries that had interests in the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen and the Fortaleza Knutsen are collectively referred to as the “Combined Entity.” The transfers and contributions of the subsidiaries holding interests in the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen and the Fortaleza Knutsen from KNOT to the Partnership in connection with the IPO were deemed to be a reorganization of entities under common control. As a reorganization of entities under common control, the transfer of the subsidiaries and other net assets has been recorded at KNOT’s historical book value.

Pursuant to the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), the General Partner has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the IPO until the time of the Partnership’s first annual meeting of unitholders (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. At the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, KNOT, as the owner of the General Partner, no longer retained the power to control the Partnership’s board of directors and hence the Partnership. As a result, the Partnership is no longer considered to be under common control with KNOT, and, as a consequence, the Partnership no longer accounts for any vessel acquisitions from KNOT after June 25, 2013 as a transfer of equity interests between entities under common control.

On August 1, 2013, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tanker AS, acquired Knutsen Shuttle Tanker 13 AS, the company that owns the Carmen Knutsen, from KNOT. The acquisition of the Carmen Knutsen was accounted for as an acquisition of a business. Accordingly, the results of the Carmen Knutsen are consolidated into the Partnership’s results from the date of its acquisition. There has been no retroactive restatement of the Partnership’s financial statements to reflect the historical results of the Carmen Knutsen prior to its acquisition.

Each of the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, and the Carmen Knutsen are referred to as a “Vessel” and, collectively, as the “Vessels.” As of March 31, 2014, the Partnership operates a fleet of five vessels. The Vessels operate under fixed long-term charter contracts to charterers, except for Windsor Knutsen. The Partnership has been notified that BG Group will not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. The time charter for the Bodil Knutsen expires in 2016, and contains customer options for extension through 2019. The Recife Knutsen and the Fortaleza Knutsen are under bareboat charter contracts that expire in 2023. The time charter for the Carmen Knutsen expires in 2018, and contains customer options for extension through 2021.

2)	Summary of Significant Accounting Policies

(a)	Basis of Preparation

The accompanying unaudited condensed consolidated and combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. All intercompany balances and transactions are eliminated. The unaudited condensed consolidated and combined carve-out financial statements do not include all the disclosures and information required for a complete set of annual financial statements; and, therefore, these unaudited condensed consolidated and combined carve-out financial statements should be read in conjunction with the audited consolidated and combined carve-out financial statements for the year ended December 31, 2013, which are included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2013 (the “20-F”).

As of April 16, 2013, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to April 16, 2013, the results of operations, cash flow and balance sheet have been carved out of the consolidated financial statements of KNOT and therefore are presented on a combined carve-out basis. The Combined Entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in the Vessels. Accordingly, the historical condensed consolidated and combined carve-out interim financial statements prior to April 16, 2013 reflect allocations of certain expenses, including that of general and administrative expenses, mark-to-market valuations of interest rate swap derivatives, interest expense on related party payables, and net gain (loss) on foreign currency transactions. The basis for the allocations is described in Note 2 of the audited consolidated and combined carve-out financial statements for the year ended December 31, 2013, included in the Partnership’s 20-F. These allocated costs have been accounted for as equity contribution in the condensed consolidated and combined carve-out balance sheets.

Included in the Combined Entity’s equity prior to April 16, 2013, are amounts (net liabilities of $27.8 million) relating to certain assets and liabilities that were carved out as they were readily separable and identifiable within the books of KNOT. However, these amounts have been retained by KNOT and have not been transferred to the Partnership and therefore have been eliminated from the Partnership’s opening equity as of April 16, 2013. Details of the net liabilities eliminated are as follows:

(US $ in thousands)
Balance Sheet captions:
Other current assets	89
Other non-current assets	—
Other current liabilities (*)	(6,321)
Other long-term liabilities (*)	(21,560)

Net Liabilities	(27,792)

(*)	The majority of the assets and liabilities not transferred to the Partnership are related to interest swap derivatives (note 6) and insurance proceeds in accordance with Contribution and Sale Agreement as of April 15, 2013 (note 5).

Management believes that the allocations included in these unaudited condensed consolidated and combined carve-out financial statements are reasonable to present the financial position, results of operations and cash flows of the Partnership on a stand-alone basis. In the opinion of management these condensed consolidated and combined carve-out interim financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly in all material respects, the Partnership’s consolidated and combined carve-out interim financial statements for the three months ended March 31, 2014. However, the financial position, results of operations and cash flows of the Combined Entity as presented may differ from those that would have been achieved had the Partnership operated autonomously for all years presented as the Partnership would have had additional general and administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a stand-alone listed publicly traded entity. Accordingly, the comparative historical consolidated and combined interim financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership.

Under the Partnership’s Partnership Agreement, the General Partner has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the IPO in April 2013 until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, KNOT, as the owner of the General Partner, no longer retains the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with KNOT and as a consequence, the Partnership will not account for any vessel acquisitions from KNOT after June 25, 2013 as a transfer of equity interests between entities under common control.

On August 1, 2013, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired Knutsen Shuttle Tankers 13 AS, the company that owns the Carmen Knutsen, from KNOT. The acquisition of the Carmen Knutsen was accounted for as an acquisition of a business. Accordingly, the results of the Carmen Knutsen are consolidated into the Partnership’s results from the date of the acquisition.

(b)	Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated and combined carve-out interim financial statements are consistent with those followed in the preparation of the Partnership’s audited consolidated and combined carve-out financial statements for the year ended December 31, 2013, as contained in the Partnership’s 20-F.

(c)	Adoption of New Accounting Standards

In December 2011, the Financial Accounting Standards Board (“FASB”) issued ASU (Accounting Standards Update) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Partnership adopted the provisions of ASU 2011-11 as of January 1, 2013. The adoption of ASU 2011-11 did not have a material impact on the Partnership’s consolidated and combined carve-out financial statements.

In February 2013, the FASB issued ASU No. 2013-02 (ASU 2013-02), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The ASU 2013-02 requires reporting and disclosure about changes in accumulated other comprehensive income (AOCI) balances and reclassifications out of AOCI. For public companies, the ASU is effective prospectively for fiscal years and interim periods within those years beginning after December 15, 2012. The adoption of ASU 2013-02 did not have a material impact on the Partnership’s consolidated and combined carve-out financial statements.

There are no new recent accounting pronouncement issued whose adoption would have a material impact on the Partnership’s unaudited condensed consolidated and combined carve-out financial statements in the current year or are expected to have a material impact on future years.

3)	Formation Transactions and Initial Public Offering

During April 2013, the following transactions in connection with the transfer of the interests in KNOT Shuttle Tankers AS and the subsequent IPO occurred:

Capital Contribution

(i)	KNOT contributed to the Partnership’s subsidiary, KNOT Offshore Partners UK LLC, its 100% interest in KNOT Shuttle Tankers AS, which directly or indirectly owned (1) Knutsen Shuttle Tankers XII KS, the owner of the M/T Recife Knutsen and the M/T Fortaleza Knutsen, (2) Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS and (3) the M/T Windsor Knutsen and the M/T Bodil Knutsen and all of their related charter contracts, inventory and long-term debt. This has been accounted for as a capital contribution by KNOT to the Partnership. However, for the purpose of the historical combined carved-out financial statements, the net assets of the Vessels are included in the carve-out balance sheet as of December 31, 2012;

Recapitalization of the Partnership

(ii)	The Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the IDRs, which will entitle KNOT to increasing percentages of the cash the Partnership distributes in excess of $0.43125 per unit per quarter;

(iii)	The Partnership issued 349,694 general partner units to the General Partner, KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT, representing a 2.0% general partner interest in the Partnership.

Initial Public Offering

(iv)	In connection with the IPO, the Partnership issued and sold through the underwriters, 8,567,500 common units (including 1,117,500 common units pursuant to the exercise in full of the underwriters’ option to purchase additional common units), representing a 49.0% limited partner interest in the Partnership. The price per common unit in the IPO was $21.00. The Partnership received gross proceeds of approximately $179.9 million in connection with the IPO. Expenses relating to the IPO, including, among other things, incremental costs directly attributable to the IPO, were deferred and charged against the gross proceeds of the IPO, whereas other costs have been expensed as incurred. The net proceeds of the IPO (approximately $160.7 million, after deducting underwriting discounts and commissions and structuring fees and offering expenses payable by the Partnership) have been used by the Partnership to make a cash distribution to KNOT of approximately $21.95 million (which equals net proceeds from the underwriters’ option exercised in full after deducting the underwriting discounts and commissions), to repay approximately $118.9 million of outstanding debt and pre-fund approximately $3.0 million of the Partnership’s one-time entrance tax into the Norwegian tonnage tax regime. The reminder of the net proceeds was made available for general partnership purposes.

Agreements

In connection with the IPO, at or prior to the closing of the IPO, the Partnership entered into several agreements including:

•	An Administrative Services Agreement with KNOT Offshore Partners UK LLC, or KNOT UK, pursuant to which:

•	KNOT UK agreed to provide to the Partnership administrative services; and

•	KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to Knutsen OAS (UK) Ltd (or KOAS UK) and Knutsen OAS Shipping AS (or KOAS), both wholly owned subsidiaries of TS Shipping Invest AS (“TSSI”);

•	Amended Technical Management Agreements with KNOT Management AS, a wholly owned subsidiary of KNOT, that govern the crew, technical management of the vessels in the fleet;

•	Contribution and Sale Agreement with KNOT. See Note 2 (a) – Summary of Significant Accounting Policies: Basis of Preparation

•	Amend certain of the Partnership’s existing vessel financing agreements to permit the transactions pursuant to which the Partnership acquired its initial fleet and to include a $20.0 million revolving credit facility;

•	An Omnibus Agreement with KNOT, the General Partner and the other parties thereto (the “Omnibus Agreement”) governing, among other things:

•	To what extent the Partnership and KNOT may compete with each other;

•	The Partnership’s option to purchase the Carmen Knutsen within 24 months after the closing of the IPO, any of Hilda Knutsen, Torill Knutsen, Ingrid Knutsen, and Raquel Knutsen from KNOT within 24 months after KNOT notifies the Partnership’s Board of Directors of their respective acceptances by their charterers upon reaching an agreement with KNOT regarding the respective purchase prices;

•	Certain rights of first offer on shuttle tankers operating under charters of five or more years;

•	The provision of certain indemnities to the Partnership by KNOT; and

•	KNOT’s guarantee of the payment of the hire rate under the existing Bodil Knutsen and Windsor Knutsen charters for a period of five years following the closing date of the IPO.

4)	Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. During the three months ended March 31, 2014 the Partnership’s fleet of five vessels operated under three time charters and two bareboat charters. During the three months ended March 31, 2013 the Partnership’s fleet of four vessels operated under two time charters and two bareboat charters. In both periods, pursuant to the time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Partnership’s vessel will serve. Accordingly the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

The following table presents revenues and percentage of consolidated and combined revenues for customers that accounted for more than 10% of the Partnership’s consolidated and combined revenues during the three months ended March 31, 2014 and 2013. All of these customers are major international oil companies

	Three months Ended March 31,
(U.S. Dollars in thousands)	2014		2013
Brazil Shipping I Limited, a subsidiary of BG Group Plc	$5,061	23%	$4,653	34%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	6,224	29%	3,863	29%
Statoil ASA	5,466	25%	4,696	35%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V.	5,015	23%	—	—

5)	Insurance Proceeds

In March 2012, the Windsor Knutsen damaged its propeller. As a result, the Vessel was off-hire from April 1, 2012 to June 24, 2012 for repairs. Under the Partnership’s loss of hire policies, its insurer will pay the Partnership the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. During the three months ended March 31, 2014 and 2013, the Partnership received payments for loss of hire insurance of $0 million and $0.3 million, respectively, which was recorded as a component of total revenues since day rates are recovered under terms of the policy.

In addition, as of March 31, 2014 and 2013, the Partnership recorded $0 million and $3.5 million, respectively, for the probable recoveries up to the amount of loss under hull and machinery insurance for the repairs as a result of the propeller damage to the Windsor Knutsen. This is classified under vessel operating expenses along with the cost of the repairs of $0 million and $4.0 million, respectively.

In accordance with the Contribution and Sale Agreement entered into as of April 15, 2013, insurance claims were not transferred to the Partnership upon closing, and, therefore, there is no claim in the consolidated and combined carve-out balance sheet as of December 31, 2013 and in the condensed consolidated and combined carve-out balance sheet as of March 31, 2014. See Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owners’ Capital and Note 2(a)—Summary of Significant Accounting Policies: Basis of Preparation.

6)	Derivative Instruments

The unaudited condensed consolidated and combined carve-out financial statements include the results of interest rate swap contracts to manage the Partnership’s exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its operating expenses, mainly crew expenses, in other currency than USD and on its contract obligations. The Partnership does not apply hedge accounting for derivative instruments. The Partnership does not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Partnership exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative contract is negative, the Partnership owes the counterparty and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk related contingent features.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The Partnership has historically used variable interest rate mortgage debt to finance its vessel construction or conversions. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believed that it was prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership entered into London Interbank Offered Rate (“LIBOR”) based interest rate swap contracts to manage fluctuations in cash flow resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Partnership received LIBOR based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

All interest rate swaps entered into in conjunction with the individual vessel financings prior to the IPO, were carved out as they were readily separable and identifiable within the books of KNOT, and all these interest rate swap agreements were retained by KNOT and were not transferred to the Partnership and therefore were eliminated from the Partnership’s opening equity position as of April 16, 2013. See Unaudited Condensed Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital / Owner’s Capital and Note 2 (a) – Summary of Significant Accounting Policies: Basis of Preparation.

As of March 31, 2014, the Partnership has entered into various interest rate swap agreements effective until March, April, May and August, 2018, for a total notional amount of $250.0 million to hedge against the interest rate risks of its variable-rate borrowings. Under the terms of the interest rate swap agreements, the Partnership will receive from the counterparty interest on the notional amount based on three-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, the Partnership will pay to the counterparty a fixed rate ranging from 1.25% to 1.45%.

As of March 31, 2014 and December 31, 2013, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $250.0 million and $200.0 million, respectively. As of March 31, 2014 and December 31, 2013, the carrying amounts of the interest rate swaps contracts were net assets of $0.8 million and $0.5 million, respectively. See Note 7 – Fair Value Measurements.

Changes in the fair value of interest rate swaps are reported in realized and unrealized gain on derivative instruments in the same period in which the related interest affects earnings.

The Partnership and its subsidiaries utilize the U.S. Dollar as their functional and reporting currency, because all of their revenues and the majority of their expenditures, including the majority of their investments in vessels and their financing transactions, are denominated in U.S. Dollars. The Partnership’s Predecessor for accounting purposes (the “Predecessor”) has also from time to time contracted vessels with contractual obligations to pay the yards in currencies other than the U.S. Dollar. Payment obligations in currencies other than the U.S. Dollar, and in particular operating expenses in NOK, expose the Partnership to variability in currency exchange rates. The Partnership believes that it is prudent to limit the variability of a portion of its currency exchange exposure. To meet this objective, the Partnership from time to time has entered into foreign exchange forward contracts to manage fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates.

As of March 31, 2014 and December 2013 the total contract amount in foreign currency of the Partnership’s outstanding foreign exchange forward contracts that were entered into to economically hedge outstanding future payments in currencies other than the U.S. Dollar were 0 (no contracts) and NOK 124.4 million, respectively. As of March 31, 2014 and December 31, 2013, the carrying amount of the Partnership’s foreign exchange forward contracts was an asset of $0.0 million and $0.2 million, respectively. See Note 7—Fair Value Measurements.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,
(US $ in thousands)	2014	2013
Realized gain (loss)
Interest rate swap contracts	(554)	(1,115)
Foreign exchange forward contracts	252	—
Unrealized gain (loss)
Interest rate swap contracts	348	1,462
Foreign exchange forward contracts	—	—

Total	46	347

7)	Fair Value Measurements

(a)	Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of March 31, 2014 and December 31, 2013. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	March 31, 2014		December 31, 2013
(US $ in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	25,338	25,338	28,836	28,836
Restricted cash	1,456	1,456	458	458
Current derivative asssets	—	—
Foreign exchange forward contract	—	—	248	248
Non-current derivative asset:
Interest rate swap contracts	3,641	3,641	2,617	2,617
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	2,800	2,800	2,124	2,124
Foreign exchange forward contract	—	—	—	—
Non-current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Long-term debt, current and non-current	342,843	343,611	349,977	350,999

The carrying amounts shown in the table above are included in the unaudited condensed consolidated and combined carve-out balance sheets under the indicated captions. The carrying values of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of March 31, 2014 and December 31, 2013 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts.

•	Foreign exchange forward contracts: The fair value is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.

•	Interest rate swap contracts: The fair value of interest-rate swaps is determined using an income approach using the following significant inputs: the term of the swap, the notional amount of the swap, discount rates interpolated based on relevant LIBOR swap curves and the rate on the fixed leg of the swap.

•	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to the KNOT Group for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

(b)	Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of March 31, 2014 and December 31, 2013:

		Fair Value Measurements at Reporting Date Using
(US $ in thousands)	March 31, 2014	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	25,338	25,338	—	—
Restricted cash	1,456	1,456	—	—
Current derivative assets:	—	—	—	—
Foreign exchange forward contract	—	—	—	—
Non-current derivative assets:	—	—	—	—
Interest rate swap contracts	3,641	—	3,641
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	2,800	—	2,800	—
Non-current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Long-term debt, current and non-current	343,611		343,611

		Fair Value Measurements at Reporting Date Using
(US $ in thousands)	December 31, 2013	Quoted Price in Active Markets for Identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	28,836	28,836	—	—
Restricted cash	458	458	—	—
Current derivative assets:
Foreign exchange forward contract	248	—	248	—
Non-current derivative assets:
Interest rate swap contracts	2,617	—	2,617	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	2,124	—	2,124	—
Foreign exchange foward contracts	—		—	—
Non-current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Long-term debt, current and non-current	350,999	—	350,999	—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 as of March 31, 2014 and December 31, 2013.

8)	Long-term Debt

As of March 31, 2014 and December 31, 2013, the Partnership had the following amounts outstanding:

(US $ in thousands)	Vessel	March 31, 2014	December 31, 2013
$160 million Loan facility	Fortaleza Knutsen & Recife Knutsen	129,350	132,425
$120 million Loan facility	Bodil Knutsen	65,231	67,615
$85 million Loan facility	Windsor Knutsen	52,400	52,400
$93 million Loan facility	Carmen Knutsen	85,250	87,188
Seller’s credit		10,612	10,349

Total long-term debt		342,843	349,977

Less current installments		29,494	29,269
Less seller’s credit		10,612	10,349

Long-term debt, excluding current installment and seller’s credit		$302,737	$310,359

$160 Million Secured Loan Facility

The $160 million secured loan facility (the “Fortaleza and Recife Facility”), includes two tranches. Each tranche is repayable in quarterly installments over five years with final balloon payments due at maturity in March 2016 and August 2016. The Fortaleza and Recife Facility bears interest at LIBOR plus a fixed margin of 3.0%. The Fortaleza and Recife Facility is secured by the Fortaleza Knutsen and the Recife Knutsen, and the Partnership and KNOT Shuttle Tankers AS are the sole guarantors. It also contains the following financial covenants:

•	Positive working capital for the borrower;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%;

•	Minimum EBITDA to interest ratio for the Partnership of 2.50; and

•	Market value of the Fortaleza Knutsen and Recife Knutsen to be no less than 100% of the outstanding balance under the Fortaleza and Recife Facility.

The Fortaleza and Recife Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

$120 Million Secured Loan Facility

The $120 million secured loan facility (the “Bodil Facility”), includes two tranches and a revolving credit facility. One tranche is repayable in semi-annual installments over five years with final balloon payments due at maturity in February 2016. The second tranche is repayable in semi-annual installments over 12 years assuming the balloon payment of the first tranche is refinanced in 2016. If the balloon payment is not refinanced in 2016, the second tranche becomes repayable with a final ballon payment due in February 2016. The revolving credit facility is available until August 2016. The Bodil Facility bears interest at LIBOR plus a fixed margin ranging from 0.6% to 3.0%. In addition to the interest rates, the borrower shall pay to the agent (for distribution to GIEK) a guarantee commission of 1.75% per annum of the outstanding amounts under the GIEK Guarantee, payable semi-annual in arrears, GIEK means the Guarantee Institute for Export Credits (“Guaranti-Instituttet for Eksportkreditt”), the Norwegian central governmental agency responsible for furnishing guarantees and insurance of export credits. The revolving credit facility bears interest at LIBOR plus a fixed margin of 3.0% and has a commitment fee equal to 40% of the margin of the revolving credit facility calculated on the daily undrawn portion of the revolving credit facility (40% of 3.0%, which is 1.2% of the undrawn facility account). The Bodil Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Bodil Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Bodil Facility contains the following financial covenants:

•	Market value of the Bodil Knutsen to be no less than 100% of the outstanding balance under the Bodil Facility for the first four years and 125% for the fifth year;

•	Positive working capital for the borrower;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Bodil Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

$85 Million Secured Loan Facility

The $85 million secured loan facility (the “Windsor Purchase Facility”), is repayable in semi-annual installments over eight years with final balloon payments due at maturity in May 2015. The Windsor Purchase Facility bears interest at LIBOR plus a fixed margin of 2.25%. The Windsor Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Windsor Purchase Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Windsor Purchase Facility contains the following financial covenant:

•	Market value of the Windsor Knutsen to be no less than 110% of the aggregate outstanding balance of the Windsor Purchase Facility.

The Windsor Purchase Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

$93 Million Secured Loan Facility

The $93 million secured loan facility (the “Carmen Facility”), is repayable in quarterly installments over five years with final balloon payments due at maturity in January 2018. The Carmen Facility bears interest at LIBOR plus a fixed margin of 2.5%. The Carmen Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Carmen Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Carmen Facility contains the following financial covenants:

•	Market value of the Carmen Knutsen to be no less than 100% of the outstanding balance under the Carmen Facility for the first four years and 125% for the fifth year;

•	Positive working capital for the borrower;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Carmen Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

$10.5 Million Seller’s Credit

As part of the financing of the purchase of Carmen Knutsen, KNOT provided a Seller Loan. The Seller Loan is non-amortizing, matures in five years after the credit was provided or such other date as the parties agree and bears interest at LIBOR plus a fixed margin of 4.5%. Additionally, the Seller Loan contains customary provisions in case of non-payment or bankruptcy proceeding and carries a default interest of LIBOR plus a margin of 8.0%. The Seller Loan was reduced by $0.1 million as settlement for the working capital in Knutsen Shuttle Tankers 13 AS. Accrued interests shall accumulate at the end of each consecutive six months period and be capitalized on the loan.

The Partnership was in compliance with all loan covenants as of March 31, 2014 and December 31, 2013.

The LIBOR interest rates for the individual loans do not include the effect of the Partnership’s interest rate swaps. See Note 6 – Derivative Instruments and Note 7 – Fair Value Measurements.

9)	Income Taxes

Components of Current and Deferred Tax Expense (Benefit)

After the reorganization of the Predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the Norwegian Tonnage Tax regime (“the tonnage tax regime”). The consequence of the reorganization was a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. Under the tonnage tax regime, the tax is based on the tonnage of the vessel and operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. For the portion of activities subject to the tonnage tax regime, tonnage taxes are classified as vessel operating expenses while the current and deferred taxes arising on net financial income and expense are reflected as income tax expense in the consolidated and combined carve-out financial statements.

Total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. The entrance tax on this gain is payable over several years and is calculated by multiplying the tax rate of 28% by the declining balance of the gain, which will decline by 20% each year. As of December 31, 2013, the entrance tax declined to approximately $2.7 million compared to the effect on the time of the reorganization due to translation effects and tax rate changes. The tax payable in 2014 will be calculated by multiplying the tax basis with 28%. The deferred tax liabilities are calculated based on a tax rate of 27%. Approximately $0.6 million of the estimated entrance tax of $2.7 million is estimated to be payable in the fourth quarter of 2014 and is presented as current taxes payable, while $2.2 million is presented as non-current deferred taxes payable. In addition to the $0.6 million of the estimated entrance tax payable, there is ordinary tonnage tax payable from continuing operations of $ 0.2 million in 2013 and an estimate of approximately $19 thousands for the three months ended March 31, 2014, and which result in total taxes payable of approximately $0.8 million. The changes in the current and the deferred taxes from year end 2013 consist of currency effects and estimated tax from net financial income from the three months ended March 31, 2014. Currency effects on taxes settled in Norwegian kroner, but not paid as of march 31, 2014, is recognized and included in net gain (loss) on foreign currency transactions in the three months period ended March 31, 2014.

Profit and loss from continuing operations before income taxes was taxable to Norway and the significant components of current and deferred income tax expense (benefit) attributable to income from continuing operations for the three months ended March 31, 2014 and 2013 are as follows:

	Three Months Ended March 31,
(US $ in thousands)	2014	2013
Income (loss) before income taxes	6,424	(224)
Income tax expense (benefit)	(19)	(2,942)
Effective tax rate	0%	1,313%

The tax for three months ended March 31, 2013 is calculated in a carve-out situation based on taxable income in Norwegian kroner for the ordinary taxed Predecessor’s activities prior to the IPO, and these taxes are not transferred to the Partnership. For the three months ended March 31, 2013 approximately $3.0 million is included reflecting the one-time entrance tax payable in NOK. As a consequence of the reorganization prior to the IPO, all entities within Norwegian Tax Jurisdiction are now taxable under the Norwegian tonnage tax regime for net financial items.

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some of or all of the benefit from the deferred tax asset will not be realized. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Partnership, are more-likely-than not to be realized reflecting the Partnership’s cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available, and there is no deferred tax assets recognized as of March 31, 2014 and December 31, 2013.

10)	Related Party Transactions

(a)	Related Parties

Historically, the Combined Entity operated as an integrated part of KNOT. KNOT is owned 50% by TSSI and 50% by NYK. TSSI also controls 99% of KOAS, which subcontracts services from Knutsen OAS Management AS, which served as the vessel management companies for KNOT and its subsidiaries until June 30, 2012. As of July 1, 2012, KNOT Management AS, a 100% owned subsidiary of KNOT, assumed responsibility for the commercial and technical management of the Vessels.

The Partnership has been charged by KNOT, KOAS and TSSI for commercial services related to the charters, technical and operational support related to the operation of the Vessels, certain administrative costs and finance fees. Consequently, for the periods prior to April 16, 2013, for the purpose of the Consolidated and Combined Entity’s statements of operations these costs and fees include allocations as described above and in Note 2 (a) – Summary of Significant Accounting Policies: Basis of Preparation.

On February 18, 2013, the Partnership terminated the Commercial Management Agreements that existed between KNOT Management and the owners of the Windsor Knutsen and the Bodil Knutsen, and on March 20, 2013, the Partnership terminated the Commercial Management Agreements that existed between KNOT Management and the owner of the Fortaleza Knutsen and the Recife Knutsen. In consideration for the termination of the Commercial Management Agreement a cancellation fee was paid for each Vessel equal to the remuneration to be paid in accordance with the Commercial Management Agreement until the expiration of the time charter and bareboat parties for each Vessel. The cancellation fees have been charged to the Consolidated and Combined Entity’s statement of operations as described in Note 2 (a) – Summary of Significant Accounting Policies: Basis of Preparation. The existing technical management agreements were amended. These agreements govern the crew, technical and commercial management of the vessels. The Windsor Knutsen and the Bodil Knutsen, which operate under time charters, is subject to amended technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these amended technical management agreements, the Partnership’s subsidiaries pay fees to and reimburse the costs and expenses of KNOT Management. The Fortaleza Knutsen and the Recife Knutsen operate under bareboat charters and, as a result, the customer is responsible for providing the crew, technical and commercial management of the vessel.

On March 25, 2013, the Partnership entered into an administrative services agreement with KNOT UK, pursuant to which KNOT UK provides administrative services, and KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to KOAS UK and KOAS. Certain of the services intended to be provided to the Partnership by KOAS have been performed by KNOT under the same terms as the services provide to the Partnership by KOAS.

The amounts of such costs and expenses included in the condensed consolidated and combined carve-out statements of operations as for the three months ended March 31, 2014 and 2013 are as follows:

	Three Months Ended March 31,
(US $ in thousands)	2014	2013
Statements of operations:
Time charter and bareboat revenues:
Commercial commission fee from KNOT to Vessels (1)	—	95
Cancellation fee from KNOT to Vessels (2)	—	3,448
Operating expenses:
Technical and operational management fee from KNOT to Vessels (3)	329	226
General and administrative expenses:
Administration fee from KNOT (4)	183	106
Administration fee from KOAS (4)	107	—
Administration fee from KOAS UK (4)	37	—
Accounting service fee from KNOT (5)	25	—
IPO administration cost from KNOT (6)	—	395
Finance income (expense):
Interest expense charged from KNOT (7)	128	89
Guarantee commission from TSSI to Vessels (8)	—	180
Guarantee commission from KNOT to Vessels (8)	—	394

Total	809	4,933

1)	Commercial commission fee from KNOT to Vessels: KNOT provides commercial services related to negotiating and maintaining the charters. KNOT invoices a fixed percentage of revenue as a commercial commission for these services.
2)	Cancellation fee from KNOT to Vessels: In consideration for the termination of the Commercial Management Agreement a cancellation fee was agreed for each Vessel equal to the remuneration to be paid in accordance with the Commercial Management Agreement until the expire of the charter parties for each of the Vessels. As the cancellation fee relates to the commercial commission, it has been presented with operating income, consistent with the presentation of commissions.
3)	Technical and operational management fee from KOAS and KNOT to Vessels: KOAS and KNOT provide technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational, bookkeeping and administrative support. For bareboat charters, KOAS provides bookkeeping and administrative support. KOAS invoices a fixed amount per day per vessel based upon providing either time charter or bareboat services. In addition, there is also a charge for 24 hour emergency response services provided by KOAS for all vessels managed by KOAS and KNOT. The direct cost for the response services has been allocated to all vessels without a mark-up based upon the number of vessels in managed by KOAS and KNOT.

4)	Administration fee from KNOT, KOAS and KOAS UK: Administration costs include the compensation and benefits of KNOT management and administrative staff as well as other general and administration expenses. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs (the accounting service fees (see (5) below), and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year.
5)	Accounting service fee from KNOT: KNOT invoiced each subsidiary a fixed fee for the preparation of the statutory financial statements (including Knutsen Shuttle Tankers XII KS, which owns the Recife Knutsen and the Fortaleza Knutsen, Knutsen Shuttle Tankers XII AS and KNOT Shuttle Tankers 12 AS). Such charges were allocated to the Bodil Knutsen and the Windsor Knutsen based on the number of vessels in the legal entity until the Bodil Knutsen and Windsor Knutsen were sold to KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS as part of the reorganization prior to the IPO.
6)	IPO administration cost from KNOT: In connection with the preparation of the financial statements and the Partnership’s Registration statement for the IPO, KNOT has invoiced actual cost for internal resources, including salaries and administration cost, plus a 5% margin. Since the costs were not incremental cost directly attributable to the IPO, they were expensed as incurred.
7)	Interest expense charged from, interest income charged to KNOT/TSSI: KNOT/TSSI invoiced interest expense (income) for any outstanding payables to (receivable from) owners and affiliates to the vessel-owning subsidiaries (including Knutsen Shuttle Tankers XII KS, which owns the Recife Knutsen and the Fortaleza Knutsen, Knutsen Shuttle Tankers XII AS and KNOT Shuttle Tankers 12 AS). Since payables to (receivables from) owners and affiliates are not tracked by vessel, balances based upon payments by owners to the shipyard have been allocated to the Bodil Knutsen and the Windsor Knutsen. See Note 2(a)—Summary of Significant Accounting Policies: Basis of Preparation for a description of the allocation principles applied. Interest expense has been allocated based upon the allocated payables to owners and affiliates and the historical interest rates charged.
8)	Guarantee commission from TSSI/KNOT to Vessels: TSSI and KNOT were guarantors for the Predecessor’s loan facilities (see (b) Guarantees below). TSSI and KNOT invoiced an annual commission to each of the Vessels as a fixed percentage of the outstanding balance as compensation for the guarantee.

(b)	Guarantees

Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the existing charters of each of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. The Partnership will not incur any guarantee commissions in the future relating to such guarantees.

The Partnership was notified that BG Group will not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. The vessel will be redelivered during July–August 2014 at BG Group’s option. The process of reemploying the vessel is ongoing. Pursuant to the Omnibus Agreement with KNOT, in the event the Windsor Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire that would have been in effect in the event BG Group had exercised its option under the existing Windsor Knutsen charter, KNOT shall pay the Partnership such rate of hire that would have been in effect for a period up to April 15, 2018, subject to certain limitations as described in the Omnibus Agreement.

Prior to the IPO, the Partnership entered into amended financing agreements with various lenders. The majority of the Partnership’s original external vessel financing agreements have been guaranteed by either KNOT or TSSI for which a guarantee commission was paid. Following the completion of the IPO and the amendments to the vessel financing agreements, the Partnership guarantees the obligations of the Partnership’s subsidiaries directly under the vessel financing agreements. Therefore, the Partnership will not incur any guarantee commissions to KNOT and TSSI on a going forward basis.

(c)	Transactions with Management and Directors

See Note 10(a) Related parties (above) for a discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the consolidated and combined carve-out statements of operations.

In connection with the IPO, KNOT UK entered into an employment agreement with Arild Vik dated March 28, 2013 and effective on April 28, 2013. Arild Vik serves as KNOT UK’s Chief Executive Officer and Chief Financial Officer. His annualized base salary is 200,000 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK), the reimbursement of relocation expenses to the United Kingdom (up to a maximum of 30,000 British Pounds), payment by KNOT UK of housing costs in London, participation in other employment benefits in which other senior executives of KNOT UK participate, 60 working days of paid vacation per year (plus public holidays), and up to 13 weeks of paid sick leave per year. An accrual of $47,000 has been made to cover insurance and pension expenses for Mr. Vik as of March 31, 2014.

Non-management directors will each receive a director fee of $40,000 per year. Members of the audit and conflicts committees will each receive a committee fee of $5,000 per year.

(d)	Amounts due from (to) related parties

Balances with related parties consisted of the following:

(US $ in thousands)	At March 31, 2014	At December 31, 2013
Balance Sheets:
Trading balances due from KOAS	121	27
Trading balances due from KNOT and affiliates	70	50

Amount due from related parties	191	77

Trading balances due to KOAS	80	141
Trading balances due to KNOT and affiliates	13	22

Amount due to related parties	93	163

Amounts due from (to) related parties are unsecured, and intended to be settled in the ordinary course of business. They primarily relate to vessel management and other fees due to KNOT and KOAS.

(e)	Trade accounts payables

Balances with trade accounts payables to related parties consisted of the following:

(US $ in thousands)	At March 31, 2014	At December 31, 2013
Balance Sheets:
Trading balances due to KOAS	199	498
Trading balances due to KNOT and affiliates	200	271

Trade accounts payables to related parties	399	769

11)	Commitments and Contingencies

Assets pledged

As of March 31, 2014 and December 31, 2013, Vessels with a book value of $611 million and $618, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 6 – Derivative Instruments and Note 8 – Long-Term Debt.

Claims and Legal Proceedings

In February 2014, the Bodil Knutsen sustained heavy weather damage to its bow. The damage was temporarily repaired and the cost for the temporary repairs of $0.3 million was recorded under operating expenses during the three months ended March 31, 2014, and the temporary repair was not classified as a hull and machinery insurance claim as of March 31, 2014. A final repair is estimated to cost approximately $0.6 million and will be carried out during the scheduled dry-docking that will take place in 2016 and this will be a hull and machinery insurance claim.

From time to time, the Partnership is involved in various claims and legal actions from time to time arising in the ordinary course of business. In the opinion of management, the ultimate disposition of the matters in which the Partnership is currently involved will not have a material adverse effect on the consolidated and combined carve-out financial position, results of operations or cash flows.

Insurance

The Partnership maintains insurance on all the Vessels to insure against marine and war risks, which include damage to or total loss of the Vessels, subject to deductible amounts which averages $0.150 million per Vessel, and loss of hire.

Under the loss of hire policies, the insurer will pay a compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of a 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Partnership maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessel’s activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Partnership may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Partnership experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Partnership’s results of operations and financial condition.

12)	Earnings per unit and cash distributions

The calculations of basic and diluted earnings per unit are presented below:

(US $ in thousands, except per unit data)	Three months ended March 31, 2014
Post IPO net income attributable to the members of KNOT Offshore Partners LP	$6,424
Less: Distribution paid (1)	7,616
Under (over) distributed earnings	(1,192)
Under (over) distributed earnings attributable to:
Common unitholders	(584)
Subordinated unitholders	(584)
General Partner	(24)
Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	8,568
Subordinated unitholders	8,568
General Partner	350
Earnings per unit (basic and diluted):
Common unitholders	$0.367
Subordinated unitholders (2)	0.368
General Partner	0.367
Cash distributions declared and paid in the period per unit (3)	0.435
Subsequent event: Cash distributions declared and paid per unit relating to the period (4)	0.435

(1)	Earnings per unit have been calculated in accordance with the cash distribution guidelines set forth in the Partnership’s Partnership Agreement.
(2)	This includes the net income attributable to the IDR holders (Knutsen NYK Offshore Tankers AS). The IDRs generally may not be transferred until March 31, 2018. The net income attributable to IDRs for the three months ended March 31, 2014 is $0.01 million.
(3)	Refers to cash distribution declared and paid during the period for the fourth quarter of 2013.
(4)	Refers to cash distribution declared and paid subsequent to the first quarter of 2014.

Earnings per unit information are given for the period from the date of the closing of the IPO (April 15, 2013). Earnings per unit has not been presented for any period prior to the IPO as the information is not comparable due to the change in the Partnership’s structure and the basis of preparation as described in Note 2 (a) – Summary of Significant Accounting Policies: Basis of Preparation.

As of March 31, 2014, of the Partnership’s total number of units outstanding representing limited partner interests, 49% were held by the public (in the form of 8,567,500 common units, representing 100% of the Partnership’s common units) and 49% were held by KNOT in the form of 8,567,500 subordinated units, representing 100% of the Partnership’s subordinated units). In addition, KNOT, through its ownership of the General Partner, held the 2% general partner interest (in the form of 349,694 general partner units).

Earnings per unit is determined by dividing net income, after deducting the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period.

The General Partner’s, common unitholders’ and subordinated unit holders’ interest in net income are calculated as if all net income was distributed according to the terms of the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated capital requirements. In addition, KNOT, as the initial holder of all incentive distribution rights, has the right, at the time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0% for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

Under the Partnership Agreement, during the subordinated period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distributions of $0.375 per unit per quarter, plus arrearages in the payment of minimum quarterly distributions on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the minimum quarterly distribution is $0.375 per unit or $1.50 per unit on an annualized basis and is made in the following manner, during the subordinated period:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to the General Partner, until each outstanding common unit has received a minimum quarterly distribution of $0.375;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to the General Partner, until each outstanding common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.375.

In addition, KNOT currently holds all of the incentive distribution rights in the Partnership. Incentive distribution rights represent the rights to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders and the General Partners in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each unitholder receives a total of $0.43125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 2.0% to the General Partners and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.46875 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 2.0% to the General Partners and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to the General Partner and 48.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the General Partner maintains its 2.0% general partner interest and that the Partnership does not issue additional classes of equity securities.

13)	Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through June 3, 2014, the date at which the unaudited condensed consolidated and combined carve-out financial statements were available to be issued, and determined that there are no other items to disclose except as follows:

On May 15, 2014, the Partnership paid a quarterly cash distribution of $0.435 per unit with respect to the quarter ended March 31, 2014. This cash distribution amounted to $7.6 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this report to the “Predecessor,” the “Partnership,” “we,” “our,” “us” or like terms, when used in a historical context (periods prior to April 15, 2013), refer to our predecessor for accounting purposes. References when used in the present tense or prospectively (after April 15, 2013), refer to KNOT Offshore Partners LP and its subsidiaries, also referred to as the “Partnership” or “we.” Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Forward-Looking Statements” on page 35 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with the unaudited condensed consolidated and combined carve-out financial statements for the interim period of the Partnership presented elsewhere in this report, as well as the historical consolidated and combined carve-out financial statements and notes thereto of KNOT Offshore Partners LP included in our Annual Report on Form 20-F for the year ended December 31, 2013. Under the Partnership’s Partnership Agreement, KNOT Offshore Partners GP LLC, the general partner of the Partnership) (the “General Partner”) has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, and to manage and determine the strategies and policies of, the Partnership. During the period from the Partnership’s initial public offering (“IPO”) in April 2013 until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, the General Partner no longer retains the power to control the board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Knutsen NYK Offshore Tankers AS (“KNOT”) and as a consequence, the Partnership will not account for any vessel acquisitions from KNOT as transfer of a business between entities under common control.

On August 1, 2013, the Partnership acquired KNOT’s 100% interest in the subsidiary that owns and operates the offshore shuttle tanker the Carmen Knutsen, which the Partnership accounted for as an acquisition of a business. Accordingly, the results of the Carmen Knutsen are included the Partnership’s results from the date of its acquisition. There has been no retroactive restatement of the Partnership’s financial statements to reflect the historical results of the Carmen Knutsen prior to its acquisition.

General

We are a limited partnership formed to own, operate and acquire offshore shuttle tankers under long-term charters, which we define as charters of five years or more. Our fleet of shuttle tankers has been contributed to us by KNOT or purchased by us from KNOT. KNOT is jointly owned by TS Shipping Invest AS, or TSSI, and Nippon Yusen Kaisha, or NYK. TSSI is controlled by our Chairman and is a private Norwegian company with ownership interests in shuttle tankers, LNG tankers and product/chemical tankers. NYK is a Japanese public company with a fleet of approximately 800 vessels, including bulk carriers, containerships, tankers and specialized vessels.

We have a modern fleet of offshore shuttle tankers that operate under long-term charters with major oil and gas companies engaged in offshore production such as BG Group, Statoil, Transpetro and Repsol. We intend to operate our vessels under long-term charters with stable cash flows and to grow our position in the shuttle tanker market through acquisitions from KNOT and third parties. Pursuant to the Omnibus Agreement we have entered into with KNOT in connection with the IPO (the “Omnibus Agreement”); we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the Omnibus Agreement. On August 1, 2013, we completed the purchase of the offshore shuttle tanker the Carmen Knutsen from KNOT, and we have the right to purchase four additional newbuild shuttle tankers identified as Hilda Knutsen, Torill Knutsen, Ingrid Knutsen and Raquel Knutsen, from KNOT within 24 months after KNOT notifies our board of directors of each vessel’s respective acceptances by their charterers, in each case, if their respective purchase price is agreed upon by us in accordance with the provisions of the Omnibus Agreement.

On August 1, 2013 we completed the acquisition from KNOT of the offshore shuttle tanker Carmen Knutsen for a purchase price of $145.0 million for the vessel less assumed bank debt of $89.1 million and other purchase price adjustments of $0.1 million. The purchase price was settled by way of a cash payment of $45.4 million and with a seller financing provided by KNOT in the form of a loan in the amount of $10.5 million. The Carmen Knutsen was delivered to its current charterer, Repsol Sinopec Brasil, B.V. (“Repsol”), in January 2013, with a remaining firm contract period of approximately 4.5 years at the date of the acquisition. Repsol has the right to extend the charter term for up to additional three years.

Recent Developments

Cash Distributions

On February 14, 2014, we paid a quarterly cash distribution of $0.435 per unit with respect to the quarter ended December 31, 2013. This cash distribution amounted to $7.6 million.

On May 15, 2014, we paid a quarterly cash distribution of $0.435 per unit with respect to the quarter ended March 31, 2014. This cash distribution amounted to $7.6 million.

Windsor Time Charter Contract Expiration

We have been notified that BG Group will not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. The vessel will be redelivered during July –August 2014 at BG Group’s option. The process of reemploying the vessel is ongoing. Pursuant to our Omnibus Agreement with KNOT, in the event the Windsor Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire that would have been in effect in the event BG Group had exercised its option under the existing Windsor Knutsen charter, KNOT shall pay us such rate of hire that would have been in effect for a period up to April 15, 2018, subject to certain limitations as described in our Omnibus Agreement.

Results of Operations

Three Months Ended March 31, 2014 Compared with the Three Months Ended March 31, 2013

	Three Months Ended March 31,
(US $ in thousands)	2014	2013	Change	% Change
Time charter and bareboat revenues	21,766	13,212	8,554	65%
Loss of hire insurance recoveries	—	250	(250)	(100%)
Other income	8	—	8	NA
Vessel operating expenses	4,597	2,780	1,817	65%
Depreciation and amortization	6,780	5,340	1,440	27%
General and administrative expenses	1,043	2,130	(1,087)	(51%)
Interest income	1	6	(5)	(83%)
Interest expense	(2,713)	(2,760)	47	2%
Other finance expense	(221)	(1,156)	935	81%
Realized and unrealized gain on derivative instruments	46	347	(301)	(87%)
Net gain (loss) on foreign currency transactions	(24)	127	(151)	(119%)
Income tax benefit (expense)	(19)	(2,942)	2,923	99%
Net income (loss)	6,424	(3,166)	9,590	303%

Time Charter and Bareboat Revenues: Time charter and bareboat revenues increased by $8.6 million to $21.8 million for the three months ended March 31, 2014 compared to $13.2 million for the same period in 2013. This is principally due to increased time charter earnings of $5.0 million resulting from the Carmen Knutsen being included in our results of operations from August 1, 2013. During the three months ended March 2013, there was a one-time cost related to termination of commercial management agreement contract with KNOT Management AS of $3.5 million reducing income for that period. This one-time cost was compensated by KNOT by a corresponding increase in the equity of the Partnership at the closing of the IPO.

Loss of hire insurance recoveries: There was no loss of hire insurance recoveries for the three months ended March 31, 2014. The 0.3 million loss of hire insurance recovery during the three months ended March 31, 2013 was related to a propeller damage of the Windsor Knutsen. Windsor Knutsen was off-hire from April 1, 2012 to June 24, 2012. Under our loss of hire polices, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days.

Vessel operating expenses: Vessel operating expenses for the three months ended March 31, 2014 were $4.6 million, an increase of $1.8 million from $2.8 million in the three months ended March 31, 2013. The increase was primarily due to Carmen Knutsen being included in our results of operations as of August 1, 2013.

Depreciation and amortization: Depreciation and amortization expense for the three months ended March 31, 2014 were $6.8 million, an increase of $1.4 million from $5.3 million in the three months ended March 31, 2013 that was mainly due to Carmen Knutsen being included in our results of operations as of August 1, 2013.

General and administrative expenses: General and administrative expenses for the three months ended March 31, 2014 were $1.0 million, a decrease of $1.1 million from $2.1 million for the three months ended March 31, 2013. The decrease was primarily due to the non-recurring IPO expenses of $1.9 in the first quarter of 2013 offset by incremental general and administrative expenses as result of being a publicly limited partnership for the first quarter of 2014.

Interest income: Interest income for the three months ended March 31, 2014 was $1,000 compared to $6,000 for the same period in 2013.

Interest expense: Interest expense for the three months ended March 31, 2014 was $2.7 million, compared to $2.8 million for the three months ended March 31, 2013. Due to the Carmen Knutsen being included in our results of operations as of August 1, 2013, the interest expense for the three months ended March 31, 2014 increased approximately $0.6 million. This increase was offset by lower interest cost as a result of lower bank debt as the Partnership used parts of the proceeds from the IPO to repay existing loans, and lower interest cost on debt on the remaining vessels compared to the three months ended March 31, 2013.

Other finance expense: Other finance expense for the three months ended March 31, 2014 was $0.2 million, a decrease of $0.9 million from $1.2 million for the three months ended March 31, 2013. Other finance expenses are primarily related to bank fees and guarantee commissions. The decrease is primarily due to a $0.6 million decrease in guarantee commissions paid to KNOT and TSSI. Prior to the closing of our IPO, the majority of the vessel financing agreements were guaranteed by KNOT and TSSI, for which guarantee commissions were paid based on the outstanding loan balance. Prior to the closing of our IPO, the existing vessel financing agreements were amended to permit the transactions pursuant to which we acquired our initial fleet, and the legal cost of approximately $0.3 million in connection with such amendments was expensed for the three months ended March 31, 2013 and explains part of the total decrease.

Realized and unrealized gain on derivative instruments: Realized and unrealized gain on derivative instruments for the three months ended March 31, 2013 was $46,000, a decrease of $0.3 million from $0.3 million for the three months ended March 31, 2013. During the three month ended March 31, 2014 the realized loss on interest swap contracts was $0.6 million and unrealized gain on such interest rates swaps was $0.4 million compared to a realized loss of $1.1 million and unrealized gain of $1.5 million for the same period in 2013. During the three months ended March 31, 2014 we realized a gain of $0.3 million on our foreign exchange forward contracts. For the three months ended March 31, 2013, we had no foreign exchange forward contacts. As of March 31, 2014, there were no outstanding foreign exchange forward contracts.

Net gain (loss) on foreign currency transactions: Net loss on foreign currency transactions for the three months ended March 31, 2014 was $24,000, a decrease of $0.2 million from the net gain on currency transactions of $0.1 million for the three months ended March 31, 2013.

Income tax: Income tax for the three months ended March 31, 2014 was $19,000, a decrease of $2.9 million from $2.9 million for the three months ended March 31, 2013. After the reorganization of the Predecessor’s activities in to the new group structure in February 2013, all profit from continuing operation in Norway is taxable within the tonnage tax regime and deferred tax benefits are not recognized as future utilization is not probable. The three months ended March 31, 2013 is calculated in a carve-out situation based on taxable income in Norwegian kroner for the ordinary taxed Predecessor’s activities prior to the IPO, and these taxes are not transferred to the Partnership. The consequence of the reorganization was a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The one-time entrance tax was estimated at approximately $3.0 million and was recognized in the three months ended March 31, 2013. Under the tonnage tax regime, the tax is based on the tonnage of the vessel and operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime, and as of March 31, 2014, the income tax was $19,000 and relates to net finance income in Norwegain kroner in KNOT Shuttle Tankers AS.

Net income: As a result of the foregoing, we earned net income of $6.4 million for the three months ended March 31, 2014 compared to a net loss of $ 3.2 million for the same period in 2013.

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. We believe our current resources are sufficient to meet our working capital requirements for our current business. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we will distribute our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We may make use of derivative instruments for interest rate and currency risk management purposes, and we expect to economically hedge our exposure to interest rate fluctuations in the future by entering into interest rate swap contracts.

We estimate that we will spend in total approximately $9.5 million for drydocking and classification surveys for the three time charter vessels in our fleet in 2014, 2016, 2017 and 2018. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

We recognized an expense of approximately $3 million in the first three month period ended March 31, 2013 (of which $0.6 million is payable in October 2014) for a one-time entrance tax into the Norwegian tonnage tax regime.

As of March 31, 2014, our current liabilities exceeded current assets by $12.9 million. Included within current liabilities are mark-to-market valuations of swap derivative instruments representing $2.8 million of these liabilities, and included within currents assets are mark-to-market valuations of swap derivative instruments representing $3.6 million of these assets. We currently have no intention of terminating these swap derivative instruments and hence realizing these liabilities.

As March 31, 2014 our current cash and cash equivalents included restricted cash were $26.8 million. We established a $20 million revolving credit facility as part of our vessel secured financing, which we refer to as the revolving credit facility, available until February 15, 2016. On August 1, 2013, $20 million was drawn under the revolving credit facility as part of the financing for the Carmen Knutsen.

On May 15, 2014, the Partnership paid a quarterly cash distribution of $0.435 per unit with respect to the quarter ended March 31, 2014. This cash distribution amounted to $7.6 million.

We believe that our current resources are sufficient to meet our working capital requirements for our current business for at least the next twelve months.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Three Months Ended March 31,
(US $ in thousands)	2014	2013
Net cash provided by operating activities	12,215	5,909
Net cash used in investing activities	80	—
Net cash provided by (used in) financing activities	(15,748)	(6,565)
Effect of exchange rate changes on cash	(45)	(5)
Net increase (decrease) in cash and cash equivalents	(3,498)	(661)
Cash and cash equivalents at beginning of year	28,836	1,287
Cash and cash equivalents at end of year	25,338	626

In addition to our cash and cash equivalents noted above, as of March 31, 2014 we had short-term restricted cash of $1.5 million that represents balances retained on restricted accounts in accordance with certain loan requirements. These balances act as security for, and over time are used to repay, loan obligations.

Net cash provided by operating activities was $12.2 million and $5.9 million for the three months ended March 31, 2014 and 2013, respectively. The increase of $6.3 million is mainly due to higher earnings of $2.2 million due to the Carmen Knutsen being included in our results of operation as of August 1, 2013 and that the earnings for the three months ended March 31, 2013 was reduced by commission fee and a one-time cost related to termination of a commercial management agreement contracts with KNOT Management AS resulting a net reduction in revenues of $3.5 million.

Net cash used in investing activities was $80 thousand for the three months ended March 31, 2014 and $0.0 million for the three months ended March 31, 2013.

Net cash used in financing activities was $15.8 million and $6.6 million for the three months ended March 31, 2014 and 2013, respectively. The increase of $9.2 million was mainly due to cash distribution paid to unitholders for the fourth quarter 2013 of $7.6 million.

Borrowing Activities

Long-Term Debt

As of March, 31, 2014 and December 31, 2013, our long-term debt consisted of the following:

(US $ in thousands)	Vessel	March 31, 2014	December 31, 2013
$160 million Loan facility	Fortaleza Knutsen & Recife Knutsen	129,350	132,425
$19 million Loan facility	Fortaleza Knutsen & Recife Knutsen	—	—
$120 million Loan facility	Bodil Knutsen	65,231	67,615
$85 million Loan facility	Windsor Knutsen	52,400	52,400
$27.3 million Loan facility	Windsor Knutsen	—
$93 million Loan facility	Carmen Knutsen	85,250	87,188
Seller’s credit		10,612	10,349

Total long-term debt		342,843	349,977

Less current installments		29,494	29,269
Less seller’s credit		10,612	10,349

Long-term debt, excluding current installment and seller’s credit		302,737	310,359

Our outstanding debt of $342.8 million as of March 31, 2014 is repayable as follows:

(US $ in thousands)
2014 (three months ended)	21,872
2015	74,619
2016	145,802
2017	11,750
2018	70,800
2019-2024	18,000
Total	342,843

As of March 31, 2014 and December 31, 2013, the interest rates on our loan agreements were LIBOR plus a fixed margin ranging from 0.6% to 3.0% except for seller’s credit which has a margin of 4.5%.

Fortaleza and Recife financing. The $160 million senior secured loan facility includes two tranches. Each tranche is repayable in quarterly installments over five years with final balloon payments due at maturity in March 2016 and August 2016. The Partnership used $26.3 million of net proceeds from the IPO to repay borrowings under the $160 million senior secured facility.

The $19 million junior secured loan facility was fully repaid by using net proceeds from the IPO.

The existing senior loan facility related to the Fortaleza Knutsen and the Recife Knutsen was amended to increase borrowing capacity by $25.4 million in connection of the settlement of acquisition of Carmen Knutsen.

The $160 million senior secured facility bears interest at LIBOR plus a fixed margin of 3.0%.

The Fortaleza and Recife Facilities are secured by Fortaleza Knutsen and Recife Knutsen, and the Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The amended Fortaleza and Recife Facilities contain the following financial covenants:

•	Positive working capital for the borrower;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50; and

•	Market value of the Fortaleza Knutsen and the Recife Knutsen to be no less than 100% of the outstanding balance under the Fortaleza and Recife Facility.

The Fortaleza and Recife Facility further identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including total loss or sale of a vessel, and that the facilities will contain customary events of default.

The Borrower and the Partnership are in compliance with all covenants as of March 31, 2014.

Bodil financing. The $120 million secured loan facility includes two tranches. One tranche is repayable in semi-annual installments over five years with final balloon payments due at maturity in February 2016. The second tranche is repayable in semi-annual installments over twelve years assuming the balloon payment of the first tranche is refinanced in 2016. If the balloon payment of the first tranche is not refinanced in 2016, the second tranche becomes repayable with a final balloon payment due at maturity in February 2016. The Partnership used approximately $52.1 million of net proceeds from the IPO to repay borrowings under the Bodil Facility. The amended Bodil Facility (“Bodil Facility”) is a $50.0 million term loan facility and a $20.0 million revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility is available until August 15, 2016 and has a margin over LIBOR of 3% and a commitment fee equal to 40% of the Margin Revolving Credit facility calculated on the daily undrawn portion of the Revolving Credit Facility (40% of 3.0% which is 1.2% of the undrawn facility amount). The Revolving Credit Facility was fully drawn in connection with the financing of the Carmen Knutsen.

The Bodil Facility bears interest at LIBOR plus a margin ranging from 0.6% to 3.0%. In addition to the interest rates, the Borrower shall pay to the Agent (for distribution to GIEK) a guarantee commission of 1.75% per annum of the outstanding amounts under the GIEK Guarantee, payable semi-annually in arrears. GIEK means the Guarantee Institute for Export Credits (“Garanti-Instituttet for Eksportkreditt”), the Norwegian central governmental agency responsible for furnishing guarantees and insurance of export credits.

The Bodil Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Bodil Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The amended Bodil Facility contains the following financial covenants:

•	Market value of the Bodil Knutsen must be no less than 100% of the outstanding balance under the Bodil Facilities for the first four years and 125% for the fifth year;

•	Positive working capital for the borrower;

•	Minimum liquidity for the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%;

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Bodil Facilities will identify various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including total loss or sale of the vessel, and that the facilities will contain customary events of default.

The Borrower and the Partnership are in compliance with all covenants as of March 31, 2014.

Windsor financing. The $85 million secured loan facility, also referred to as the “Windsor Purchase Facility” is repayable in semi-annual installments over eight years with a final balloon payment due at maturity in May 2015. None of Windsor Purchase facility was repaid in connection with the IPO.

Under the loan agreement, the borrower pays on a monthly basis into a retention account subsequently used for principal installments; this account is considered restricted cash.

The amended Windsor Purchase Facility bears interest at LIBOR, plus a margin of 2.25%. Before the amendment the interest rate was LIBOR, plus a margin of 0.82%.

The Windsor Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Windsor Purchase Facility. The amended Windsor Purchase Facility contains the following financial covenants:

•	Market value of the Windsor Knutsen may be no less than 110% of the aggregate outstanding balance of the Windsor Purchase Facility and Windsor Conversion Facility; and

The Windsor Purchase Facility contains various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including total loss or sale of the vessel, and that the facilities will contain customary events of default.

The borrower was in compliance with all covenants as of March 31, 2014

Carmen financing. The $93 million secured loan facility (the “Carmen Facility”) is repayable in quarterly installments over five years with a final balloon payment due at maturity in January 2018. The $93 million facility bears interest at LIBOR, plus a margin of 2.5%. The Carmen Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Carmen Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Carmen Facility contains the following financial covenants:

•	Market value of the Carmen Knutsen to be no less than 100% of the outstanding balance under the Carmen Facility for the first four years and 125% for the fifth year;

•	Positive working capital for the borrower;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Carmen Facility also identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

The borrower was in compliance with the financial covenants as of March 31, 2014.

Seller Loan. As part of the financing for the purchase of Carmen Knutsen, KNOT provided a Sellers’s credit in the form of a loan in the amount of $10.5 million (the “Seller Loan”). The Seller Loan is non-amortizing and matures in five years, August 2018 or earlier if the parties agree. The Seller loan bears interest at LIBOR plus margin of 4.5%. The Partnership is the sole guarantors. The Seller Loan shall constitute senior debt obligation of the borrower and has priority over any shareholder’s loan and equity provided by the owner. The Seller Loan contains customary provisions in case of non-payment or the borrower entering bankruptcy proceedings and carries a default interest of 8% per annum plus LIBOR. The Seller Loan was reduced by $0.1 million as settlement for the working capital in Knutsen Shuttle Tankers 13 AS. Accrued interest on the loan amount accumulates at the end of each consecutive six month period and is capitalized on the loan. As of March 31. 2014, $0.3 million was accrued interest expenses and was capitalized on the loan.

Derivative Instruments and Hedging Activities

As of March 31, 2014, the Partnership has entered into various interest rate swap agreements effective until March, April, May and August, 2018, for a total notional amount of $250 million to hedge against the interest rate risks of its variable-rate borrowings. Under the terms of the interest rate swap agreements, the Partnership will receive from the counterparty interest on the notional amount based on three-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, the Partnership will pay to the counterparty a fixed rate ranging from 1.25% to 1.45%.

Contractual Obligations

The following table summarizes our long-term contractual obligations as of March 31, 2014:

	Payments Due by Period
(US $ in thousands)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations (including interest)(1)	380,250	42,215	234,272	86,798	16,965
Total	380,250	42,215	234,272	86,798	16,965

(1)	The long-term debt obligations have been calculated assuming interest rates based on the 6-month LIBOR as of March 31, 2014, plus the applicable margin for all periods presented.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of the unaudited condensed consolidated and combined carve-out interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. For a description of our material accounting policies that involve higher degree of judgment, please read Note 2 – Summary of Significant Accounting Policies of our consolidate and combined carve-out financial statement included in our 20-F dated April 14, 2013 filed with the SEC

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. Historically, we have entered into certain derivative instruments and contracts to maintain the desired level of exposure arising from interest rate and certain foreign exchange risks. Our policy is to economically hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

Interest Rate Risks

A portion of our debt obligations and surplus funds placed with financial institutions are subject to movements in interest rates. It is our policy to obtain the most favorable interest rates available without increasing our foreign currency exposure. In keeping with this, our surplus funds may in the future be placed in fixed deposits with reputable financial institutions which yield better returns than bank deposits. The deposits generally have short-term maturities so as to provide us with the flexibility to meet working capital and capital investments.

We have historically used interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps were used to convert floating rate debt obligations based on LIBOR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swaps are used is determined by reference to our net debt exposure and our views regarding future interest rates. Our interest rate swaps do not qualify for hedge accounting and movements in their fair values are reflected in the statement of operations under “gain/(loss) on derivative financial instruments.” Interest rate swap agreements that have a positive fair value are recorded as “Derivative assets,” while swaps with a negative fair value are recorded as “Derivative liabilities.”

As of March 31, 2014, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $66.0 million, based on total net interest bearing debt of approximately $342.8 million less the notional amount of our floating to fixed interest rate swaps of $250.0 million, and less cash and cash equivalents of $26.8 million.

A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $0.7 million on an annual basis as of March 31, 2014.

Foreign Currency Fluctuation Risks

We and our subsidiaries utilize the U.S. Dollar as our functional and reporting currency because all of our revenues and the majority of our expenditures, including the majority of our investments in vessels and our financing transactions, are denominated in U.S. Dollars. We could, however, earn revenue in other currencies and we currently incur a portion of our expenses in other currencies. Therefore, there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Our foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as “Foreign exchange gain/(loss);” and

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues, if any, and expenses that are denominated in foreign currencies.

As of March 31, 2014, we had no outstanding foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil transportation industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of March 31, 2014 and December 31, 2013, four customers accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

We have bank deposits that expose us to credit risk arising from possible default by the counterparty. We manage the risk by using credit-worthy financial institutions.

Retained Risk

For a description of our insurance coverage, including the risks retained by us related to our insurance policies, please see “–Insurance” above.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements concerning future events and KNOT Offshore Partners LP’s (“KNOT Offshore Partners”) operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	statements about market trends in the shuttle tanker or general tanker industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	statements about KNOT’s and KNOT Offshore Partners’ ability to build and retrofit shuttle tankers and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to increase distributions and the amount of any such increase;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effect of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of KNOT Offshore Partners’ ability to make cash distributions on the units or any increases in cash distributions;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term time charters, which we define as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuild and secondhand vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the SEC.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this report. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: June 3, 2014

	By:	/s/ ARILD VIK
		Name:	Arild Vik
		Title:	Chief Executive Officer and Chief Financial Officer